

November 20, 2013

Via E-mail
B. Luke Weil
Chief Executive Officer
Andina Acquisition Corporation
Carrera 10 No. 28-49
Torre A. Oficina 20-05
Bogota, Colombia

> **Re: Andina Acquisition Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed November 12, 2013**
> **File No. 001-35436**

Dear Mr. Weil:

We have reviewed your response letter and the above-referenced filing, and have the following comments.

General

1. We note your reference to "Tecnoglass" throughout the prospectus, including on page one where you state that "Tecnoglass" shareholders will receive total merger consideration of $212.2 million and on page two where you note that "Tecnoglass" may waive the condition that Andina have cash on hand of at least $33.5 million. Please clarify whether this reference should be to Tecnoglass Holding or if instead it is referencing Tecnoglass S.A.

2. We have read your response to prior comment two of our letter dated October 25, 2013. Please provide a more robust explanation regarding how you intend to account for the reorganization of Tecnoglass and ES into Tecnoglass Holdings. Please address how you will account for the related party investments between these entities.

Post-Business Combination Structure, page 14

3. Please revise your chart to include the ownership of Andina Sponsor/Insider Shares, Andina Public Shares and ES/TG Holder Shares.

Risk Factors, page 33

4. We note your revisions in response to comments 21 and 22 of our letter dated October 25, 2013. In particular, we note your inclusion of mitigating language throughout the risk factors, such as your disclosure on page 37 stating that you have historically been successful

in hedging against rate fluctuations and your disclosure on page 38 that you have not had any difficulties in repatriating profits from foreign countries. Please revise this section to remove such mitigating language. While the risk factors should explain how the specific risk applies to your company and provide the information investors need to assess the magnitude of the risk, mitigating language is not generally appropriate. To the extent a risk factor is generic and does not actually represent a material risk to your company, please remove such risk factor.

The home building industry and the home repair and remodeling sector are regulated . . ., page 34

Changes in building codes could lower the demand . . ., page 34

5. We note your disclosure that "because Tecnoglass and ES have met the stringent construction requirements enacted by Miami-Dade County, neither company has failed to meet the regulatory demands of any other jurisdiction." It is unclear why compliance in Miami-Dade county would mean that the company was also in compliance with all other jurisdictions. We also note that the majority of your business operates outside Miami-Dade and therefore the relevance of this statement is unclear. Finally, we note that this is mitigating language that is generally inappropriate, as noted in the comment above.

Background of the Merger, page 55

6. We note your revisions in response to comments 26, 27 and 28 of our letter dated October 25, 2013. Please further revise this section to explain the material issues discussed at each of the meetings, the positions taken by those involved in each meeting, and why certain the parties ultimately agreed upon certain issues or terms. We note for example the April 4, 2013 meeting at which participants discussed certain points of the letter of intent, answered questions regarding the structure, valuation and process, and noted that the financial position had improved since the initial discussion on valuation. However, your disclosure does not explain what was discussed about the letter of intent, the structure, the valuation and process, or the specific changes in financial position that led to Andina offering increased consideration. We note similar vague references throughout this section, such as changes to the terms of the release of the contingent consideration, but without an explanation as to the actual changes that were made. Please revise this section accordingly.

Projections Furnished by Tecnoglass Holding to Andina, page 63

7. Please remove the language on page 64 stating that "reliance should not be placed on the projections."

Comparable Company Analysis, page 65

8. We note that Andina's management considered only Apogee Enterprises, Inc. and PGT, Inc. in its calculations for the Comparable Company Analysis. Please disclose how management considered the other companies listed on page 65 in its analysis, if at all. Please also explain why the board felt it was sufficient to use only two companies in its analysis.

Satisfaction of 80% Test, page 66

9. Please disclose the multiples for the closest comparable companies used in management's analysis and how management determined that a multiple of 9.0 was appropriate to use for Tecnoglass and ES.

Unaudited Pro Forma Condensed Combined Financial Statements, page 79

10. Please revise your filing to provide appropriate pro forma adjustment to reflect the reorganization of ES and Tecnoglass into one entity. In this regard, we note that several adjustments included in the column "pro forma adjustments assuming no exercise of conversion" appear to more appropriately belong in the third column titles "pro forma adjustments."

Business of Tecnoglass and ES, page 121

11. We note that you have removed your discussion of strategic commercial allies and certain well-known projects in response to comments 38 and 39 of our letter dated October 25, 2013. However, we note that this disclosure continues to appear on page 139. Please revise accordingly.

Management's Discussion and Analysis of Financial Condition and Results of Operations of Tecnoglass and ES, page 127

Results of Operations, page 133

12. We note your disclosure that sales in Colombia grew 28% for the year ended December 31, 2011 as compared to the year ended December 31, 2012, and 43% for the nine months ended September 31, 2012 as compared to the nine months ended September 30, 2013. Please disclose how much of this increase was due to sales made to ES.

Beneficial Ownership of Securities, page 148

13. It does not appear that you have included Joaquin Fernandez in the table under Directors and Executive Officers Post-Merger. Please revise accordingly.

Tecnoglass S.A.

General

14. We note that you have disclosed the date through which subsequent events have been evaluated in your annual financial statements. Please also provide this disclosure in your interim financial information. Please refer to ASC Topic 855-10-50.

Statements of Income and Comprehensive Income, pages FS-5 and FS-23

15. Please revise your statements of Income and Comprehensive Income to include the Components of and the total for other comprehensive income as well as a total for comprehensive income in the statement of comprehensive income. Please refer to ASC Topic 220-10.

Statement of Cash Flow, pages FS-7

16. We note that you continue to present changes in financial liabilities under cash flow from financing activities as a net movement. Please revise your filing to reflect additions and reductions if appropriate.

Note 21 – Contingencies, page FS-20
Note 22 – Contingencies, page FS-44

17. We have read your updated disclosures. Please revise your filing to include the possible range of loss for the wrongful death lawsuit. If you are unable to determine a possible range of loss, then please disclose the amount of damages being sought in the lawsuit.

Independent Auditor's Report, page FS-21

18. We note that your external auditor has issued a new report dated November 6, 2013. Please tell us how this is compliant with AU Section 530 and why the report date was changed.

Note 23 – Subsequent Events, page FS-44

19. We note that you have evaluated subsequent events through March 8, 2013, the date which the financial statements ever available to be issued and we note that the auditor's report was dated November 6, 2013. Please tell us why subsequent events were not updated through the date the auditor signed their report.

C.I.Energia Solar S.S. ESWindows

Statements of Income and Comprehensive Income, pages FS-47 and FS-66

20. Please revise your statements of Income and Comprehensive Income to include the Components of and the total for other comprehensive income as well as a total for comprehensive income in the statement of comprehensive income. Please refer to ASC Topic 220-10.

Note 2 – Summary of Significant Accounting Policies, pages FS-52 and FS-72

Recognition of Revenues, Costs and Expenses, pages FS-55 and FS-75

21. Please revise your disclosure to address whether you have recorded any material provisions for losses on uncompleted contracts. In addition, please revise your balance sheet, as appropriate, to include line items for billed or unbilled amounts related to percentage of completion revenue recognition as required by Rule 5-02 of Regulation S-X.

Note 6 – Investments, pages FS-59 and FS 79

22. Please revise your filing to specifically disclose and discuss what "investment on shares" relates to and how it is accounted for.

Independent Auditor's Report, page FS-64

23. We note that your external auditor has issued a new report dated November 6, 2013. Please tell us how this is compliant with AU Section 530 and why the report date was changed.

Note 23 – Subsequent Events, page FS-86

24. We note that you have evaluated subsequent events through March 8, 2013, the date which the financial statements ever available to be issued and we note that the auditor's report was dated November 6, 2013. Please tell us why subsequent events were not updated through the date the auditor signed their report.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

You may contact Mindy Hooker, Staff Accountant, at 202-551-3732 or John Cash, Accounting Branch Chief, at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442, or me at 202-551-3765 with any other questions.

Sincerely,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director

cc: Jeffrey M. Gallant, Esq. (*via E-mail*)
        Graubard Miller